JG

16021165

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Securities and Exchange
MAY 24 2016
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MAY 24 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Reynolds Securities Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Newbridge Road - Suite 205
(No. and Street)

Hicksville	NY	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kennon A. Brennan, Managing Partner 212-742-1816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kennon A. Brennan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds Securities Ltd, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Managing Partner

Title

Notary Public

DHARSHANIE M LATCHMAN
Notary Public - State of New York
NO. 01LA6202999
Qualified in Queens County
My Commission Expires Jun 6, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas P. Reynolds Securities Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Stockholders'
Thomas P. Reynolds Securities Ltd.

I have audited the accompanying financial statements of Thomas P. Reynolds Securities Ltd. (a New York Corporation) which comprise the statement of financial condition as of March 31, 2016, and the related statements of income, changes in liabilities subordinated to claims of creditors, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Thomas P. Reynolds Securities Ltd.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Thomas P. Reynolds Securities Ltd. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Thomas P. Reynolds Securities Ltd.'s financial statements. The supplemental information is the responsibility of Thomas P. Reynolds Securities Ltd.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 6, 2016

THOMAS P. REYNOLDS SECURITIES Ltd.

STATEMENT OF FINANCIAL CONDITION

March 31, 2016

ASSETS

Current Assets	
Cash	$ 54,393
Commissions and fees receivable	27,423
Other current assets	2,635
Total Current Assets	84,451
Property and Equipment	
Computer equipment	11,895
Less: Accumulated depreciation	(11,895)
	0
Goodwill	192,148
Total Assets	$ 276,599

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 15,360
Total Current Liabilities	15,360
Subordinated note payable	44,000
Total Liabilities	59,360
Stockholders' Equity	
Common stock, no par, 200 shares, authorized and issued	100,000
Additional paid-in Capital	10,000
Retained earnings	107,239
Total Stockholders' Equity	217,239
Total Liabilities and Stockholders' Equity	$ 276,599

See accompanying notes to financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.

STATEMENT OF INCOME

For the Year Ended March 31, 2016

REVENUES	
Commission income	$ 373,946
12-b-1 Fees	3,552
Other credits	8,428
	385,926
OPERATING EXPENSES	
Compensation	36,000
Consulting	19,000
Payroll taxes and benefits	5,462
Occupancy	17,801
Clearing fees, trades & tickets	212,915
Office expense	24,151
Bank charges	990
Professional fees	11,532
Insurance	3,518
Internet, dues and subscriptions	5,796
Regulatory fees	7,403
Travel	8,449
	353,017
Net Income Before Income Taxes	32,909
Reserve for Income Taxes	-
Net Income	$ 32,909

See accompanying notes to financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
For the Year Ended March 31, 2016

Subordinated Liabilities at April 1, 2015	$	44,000
Increases		-
Decreases		-
Subordinated Liabilities at March 31, 2016	$	44,000

See accompanying notes to financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended March 31, 2016

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2015	200	$ 100,000	$ 10,000	$ 74,330	$ 184,330
Net Income	-	-	-	32,909	32,909
Balance at March 31, 2016	200	$ 100,000	$ 10,000	$ 107,239	$ 217,239

See accompanying notes to financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 32,909
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	-
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
(Increase) Decrease in Operating Assets:	
Commission receivable	(19,702)
Other current assets	121
Increase (Decrease) in Operating Liabilities:	
Accounts payable and accrued expenses	10,509
Net cash provided by operating activities	23,837
Cash Flows From Investing Activities	
Cash Flows From Financing Activities	
Net increase in cash	23,837
Cash and cash equivalents, Beginning of Year	30,556
Cash and cash equivalents, End of Year	$ 54,393
Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	-

See accompanying notes to financial statements.

1 Organization and Nature of Business

Thomas P. Reynolds Securities Ltd., (the Company) was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms. The Company holds no customer funds or securities and has not participated in the underwriting of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority - ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2016. Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Management has evaluated accounts receivable at March 31, 2016 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company derives commission revenues from executing customer transactions in stock, mutual funds and fixed income products. Commissions and revenues and related brokerage and clearing costs are recognized on a settlement-date basis generally the third business day following the transaction date. Generally accepted accounting principles require's revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date.

(f) Income Taxes

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at March 31, 2016 and there are no open tax years prior to 2011. In addition, no income tax related penalties or interest have been recorded for the year ended March 31, 2016.

(g) Depreciation

Office equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

(h) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(h) *Fair Value Hierarchy - continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Liabilities Subordinated to Claims of General Creditors

On March 19, 2012 the Company entered into a subordinated loan agreement in the amount of $50,000. The note is dated March 19 2012 and is payable over five years and bears interest at the rate of 4% subject to approval by FINRA which was granted on May 24, 2012. However, appendix D of SEC Rule 15c3-1 requires the prior written approval of FINRA before any repayment of a subordination agreement can be made. The Company made no principal or interest payments in the year ended March 31, 2016.

4 Lease

The Company has entered into a sublease agreement with Reynolds Consulting Services LLC whereby Reynolds Consulting Services will assume 75% of all rent, taxes and other charges by the Landlord and Thomas P. Reynolds Securities Ltd. will assume the remaining 25%.

Rental expense for the year ended March 31, 2016 was $17,801.

5 Concentrations

The Company's revenues are derived entirely from trading in securities.

6 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2016, the Company had net capital of $66,456, which was $61,456 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .2311 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is registered with FINRA as a broker dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and is not required to compute 15c3-3 reserve requirements.

7 Asset Purchase Agreement

Pursuant to a Contract of Sale dated December 10, 2004 between Thomas P. Reynolds, the majority shareholder of Thomas P. Reynolds Securities, Ltd.(the Company) and Shannon Burhance a minority shareholder of the Company and Kennon A. Brennen an unrelated party, Thomas P. Reynolds sold his entire interest in the Company to Shannon Burhance and Kennon A. Brennen transferring all assets and control of Thomas P. Reynolds Securities, Ltd. to the above mentioned parties effective April 1, 2005, provided however that a new entity Reynolds Consulting Services, LLC be established to carry on the consulting services to union and multi-employer benefit plans independent of Thomas P. Reynolds Securities, Ltd. Under the Agreement the purchase price ($5,000,000) is to be paid over a period of 15 years and is based on quarterly gross revenues.

8 Goodwill

Goodwill recorded by the Company has not been amortized and will be evaluated on an annual basis, or sooner if deemed necessary, in connection with other long lived assets, for potential impairment. Other acquisition costs have been expensed as incurred.

9 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. Goodwill is classified as a level 3 Input because there is no market activity for the asset.

Goodwill

Beginning Value and ending value $ 192,148.

10 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2016 the Company was not in violation of this requirement.

11 Related Party Transactions

The Company paid commissions in the amount of $36,000. to its managing director during the period. In addition, the Company reimbursed the managing director for various overhead and travel expenses.

12 Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at March 31, 2016 total approximately $29,045 and will expire on December 31, 2032.

13 Anti-Money Laundering Polices and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At March 31, 2016 the Company had implemented such policies and procedures.

14 Subsequent Events

Events have been evaluated through the date of May 6, 2016 the date the financial statements were available to be issued and no further information is required to be disclosed.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
Thomas P. Reynolds Securities Ltd.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Thomas P. Reynolds Securities Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thomas P. Reynolds Securities Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(ii), (the "exemption provisions") and (2) Thomas P. Reynolds Securities Ltd. stated that Thomas P. Reynolds Securities Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Thomas P. Reynolds Securities Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas P. Reynolds Securities Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 6, 2016

THOMAS P. REYNOLDS SECURITIES Ltd.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2016
Schedule I

NET CAPITAL

Common stock	$	100,000
Additional Paid-In Capital		10,000
Retained earnings		107,239
Subordinated liabilities		44,000
Total Credits		261,239

Debits

Prepaid expense		217
Other receivable		2,418
Goodwill		192,148
Total Debits		194,783
NET CAPITAL	$	66,456

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		1,024
Minimum capital requirement		5,000
Net capital in excess of requirements	$	61,456

Ratio of Aggregate Indebtedness to Net Capital	0.2311 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2016)

As amended on May 20, 2016

Net Capital, as reported in Company's Part II unaudited Focus Report	$	66,455
Net Capital, per above		66,456
Difference	$	(1)

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of March 31, 2016.

THOMAS P. REYNOLDS SECURITIES Ltd.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

Schedule II

FISCAL YEAR ENDED MARCH 31, 2016

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

THOMAS P. REYNOLDS SECURITIES Ltd.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission
Schedule III

As of March 31, 2016

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities Ltd. clears on a fully disclosed basis, and possession and control is handled through JP Morgan Chase & Co / JP Morgan Clearing Corp and RBC Correspondence Services. The Company has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended March 31, 2016 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Thomas P. Reynolds Securities Ltd.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended March 31, 2016

Thomas P. Reynolds Securities Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Thomas P. Reynolds Securities Ltd. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Kennon Brennan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kennon Brennan, Managing Partner

THOMAS P. REYNOLDS SECURITIES Ltd.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2016

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	15,360
Total Aggregate Indebtedness	$	15,360